INTERNET CAPITAL GROUP, INC.

690 LEE ROAD, SUITE 310

WAYNE, PENNSYLVANIA 19087

July 10, 2009

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	Internet Capital Group, Inc.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 29, 2009
File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Internet Capital Group, Inc.’s (“ICG’s”) (1) Form 10-K for the year ended December 31, 2008 and (2) Definitive Proxy Statement on Schedule 14A filed April 29, 2009, as communicated to us in your letter of June 25, 2009. For your convenience, each of your comments and questions has been set forth directly above our applicable response.

Form 10-K for the year ended December 31, 2008

Item 3. Legal Proceedings, page 17

1.	In future filings, please disclose the amount of relief sought against the company in the legal proceedings described in this section. See Item 103 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and will disclose, to the extent known by us, the amount of relief sought against ICG in the legal proceedings described in future filings pursuant to Item 103 of Regulation S-K.

United States Securities and Exchange Commission

July 10, 2009

Item 1A. Risk Factors

Some of our partner companies may be unable to protect their proprietary rights…, page 15

2.	We note your disclosure under this subheading regarding the risks associated with protecting the intellectual property rights of your partner companies. In future filings, please disclose the current intellectual property holdings of your partner companies and expand on the importance of such IP to your business segments. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In our future filings, we will disclose, as applicable and to the extent material to an understanding of ICG’s business taken as a whole, the then-current intellectual property holdings of ICG’s partner companies and the importance of such intellectual property to ICG’s business segments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 26

3.	Please expand your disclosure in future filings to discuss more specifically your expenses, including those expenses accrued by your partner companies.

Response:

We acknowledge the Staff’s comment and will provide more specific disclosures regarding the operating expenses of ICG and its consolidated partner companies in our future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Principles of Accounting for Ownership Interests in Partner Companies, page 41

4.	Explain to us how you apply the guidance in FIN 46(R) in determining whether your partner companies should be consolidated. To the extent FIN 46(R) is applicable, please revise the disclosure in your accounting policies footnote to include a discussion of FIN 46(R).

United States Securities and Exchange Commission

July 10, 2009

Response:

ICG has concluded that FIN 46(R) did not require the consolidation of any of its fourteen partner companies during the year ended December 31, 2008 because (1) three of its partner companies were already being accounted for under the consolidation method in accordance with Accounting Research Bulletin No. 51 (as amended), Consolidated Financial Statements (“ARB 51”), and (2) its other eleven partner companies, which are accounted for under the equity method or the cost method, are subject to the scope exception contained in paragraph 4.h of FIN 46(R).

ICG reviewed the various scope exceptions contained in paragraph 4 of FIN 46(R) and determined that each of its partner companies that was not already consolidated under ARB 51 constituted a “business” under FIN 46(R). Accordingly, under paragraph 4.h of FIN 46(R), each of these partner companies would be outside the scope of FIN 46(R) unless (1) ICG participated in the design or redesign of the partner company, (2) the partner company is designed so that substantially all of its activities are being conducted on behalf of ICG, (3) ICG provides more than half of the then-current fair market value of equity, subordinated debt and other forms of subordinated financial support to the partner company or (4) the activities of the partner company are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. ICG concluded that, since none of the criteria in the paragraph above describes any of the eleven partner companies accounted for under the equity method or the cost method, those partner companies are excluded from the purview of FIN 46(R) with respect to the year ended December 31, 2008.

We will continue to apply the guidance in FIN 46(R) to our partner companies and will reconsider our current determination to the extent required by paragraph 7 of FIN 46(R). If FIN 46(R) becomes applicable to us in the future, we will include a discussion of FIN 46(R) in our accounting policies footnote disclosures.

Ownership Interests in partner companies, Goodwill and Intangibles, net, page 42

5.	We note you have performed an impairment test during your fourth quarter and recorded an impairment charge for a portion of your goodwill. It appears that your market capitalization continues to be significantly below the book value of your equity. Please provide us with a summary of your results from Step 1 and Step 2 of your SFAS 142 impairment test.

Response:

In performing Step 1 of its impairment test in accordance with SFAS No. 142, ICG estimated the fair value to each of its reporting units (i.e., its consolidated partner companies) by estimating the cash flows related to each consolidated partner company, including the estimated proceeds that would be received by ICG upon a disposition of that partner company. ICG then compared the implied fair value of each consolidated partner company to the carrying value for that partner company. The fair values of two of

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July 10, 2009

ICG’s three consolidated partner companies, ICG Commerce Holdings, Inc. and Investor Force Holdings, Inc. exceeded their respective carrying values, and, therefore, the related goodwill was not impaired upon completion of Step 1. The fair value of ICG’s other consolidated partner company, Vcommerce Corporation (“Vcommerce”), was less than Vcommerce’s carrying value, and, therefore, Vcommerce’s related goodwill indicated impairment upon completion of Step 1. Under Step 2 of the SFAS No. 142 impairment test, the carrying value of goodwill for Vcommerce before impairment was $18.0 million, and the fair value of goodwill for Vcommerce was $9.7 million. Accordingly, ICG recorded a goodwill impairment charge of $8.3 million with respect to Vcommerce.

As an overall check on the reasonableness of its estimated fair values, ICG reconciled the aggregate fair values of these three consolidated partner companies and other balance sheet components to its market capitalization. This reconciliation showed that the sum of the fair values exceeded the recorded book value of ICG’s equity and was reasonably representative of market values when applying a reasonable control premium to ICG’s market capitalization (see further discussion below).

In connection with its analysis, ICG evaluated data relating to control premiums paid in the merger and acquisition context for companies with Standard Industry Classification (SIC) Codes similar to ICG’s. The median control premium for companies classified under these SIC Codes was 26%. ICG’s market capitalization and total stockholders’ equity as of December 31, 2008 were $200.6 million and $247.5 million, respectively. Applying a 26% control premium to ICG’s market capitalization would yield an adjusted market capitalization as of December 31, 2008 of approximately $252.7 million, which exceeds ICG’s total stockholders’ equity as of such date. Furthermore, ICG’s market capitalization as of June 30, 2009 was approximately $247.0 million and, applying a similar 26% control premium, would be adjusted to approximately $311.0 million. Although ICG’s financial results for the quarter ended June 30, 2009 have not been not finalized or made public as of the date of this letter, ICG estimates its total stockholders’ equity as of June 30, 2009 to be approximately $235.0 million, which is significantly less than ICG’s market capitalization, even without an implied control premium.

We will continue to evaluate ICG’s total stockholders’ equity and the aggregate fair values of its three consolidated partner companies and other balance sheet components in light of its market capitalization at each reporting date. In analyzing any difference, we will continue to consider, among other things, (1) the duration and severity of any decline in ICG’s market capitalization that has caused the difference, (2) whether any such decline is in line with temporary macroeconomic or general market conditions, such as the global financial crisis beginning in 2008 that caused significant volatility in the price of ICG’s stock, and (3) our future expectations with respect to any difference.

United States Securities and Exchange Commission

July 10, 2009

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 72

6.	We note that your executive officers concluded that “[y]our disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that information required to be included in the Company’s periodic SEC reports is recorded, processed, summarized and reported with the time periods specified....” It is unclear from your current disclosure whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective at the reasonable assurance level. See Item 307 of Regulation S-K. Please tell us, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures and include this disclosure in future filings.

Response:

ICG carried out an evaluation, under the supervision and with the participation of management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2008. Based upon that evaluation, ICG’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, ICG’s disclosure controls and procedures have been designed and are effective to provide reasonable assurance that information required to be disclosed in ICG’s periodic Commission reports is recorded, processed, summarized and reported within the time periods specified in the relevant Commission rules and forms and is accumulated and communicated to management, including ICG’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We will, to the extent applicable, include language substantially similar to the foregoing in our future filings.

Definitive Proxy Statement on Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis

Elements of ICG’s Compensation Program

Bonuses, page 23

7.

We note that you have omitted disclosure of the revenue and EBITDA metrics of your partner companies used in determining your bonus awards because you state that disclosure of these financial goals would cause competitive harm to your private partner companies since they are under no obligation to disclose these goals to the public.

United States Securities and Exchange Commission

July 10, 2009

However, since these targets accounted for 80% of the total bonus compensation paid to your named executive officers in 2008, it appears that the financial objectives for your partner companies are important to an investor’s understanding of your executive compensation policies or decisions. Please disclose the targets or, alternatively, explain in more detail why your partner companies would be placed at a competitive disadvantage as a result of your disclosure of such information.

Response:

ICG does not disclose the partner company-specific revenue and EBITDA metrics used in determining the bonus awards of ICG executives because the public disclosure of such financial information is likely to cause substantial harm to the competitive position of ICG, both directly and indirectly through harm to its partner companies. ICG believes that disclosure of such specific quantitative performance targets may be withheld from public availability under the Freedom of Information Act, as amended (the “FOIA”), pursuant to the exemption thereunder for trade secrets and commercial or financial information, 5 U.S.C. § 552(b)(4) (“Exemption 4”), and 17 C.F.R. § 200.80(b)(4) (1982), the corresponding Commission regulation. In particular, Exemption 4 provides that the FOIA does not apply to matters that are “commercial or financial information obtained from a person and privileged or confidential.” In National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974), rev’d sub nom. on other grounds, 795 F.2d 205 (1989), the Court of Appeals for the District of Columbia held that commercial or financial information is “confidential” if the disclosure of such information is likely “…to cause substantial harm to the competitive position of the person from whom the information was obtained.”

As described in ICG’s Form 10-K for the year ended December 31, 2008, ICG is a holding company that acquires and builds Internet software and services companies, which it calls its partner companies. These partner companies are primarily privately-held companies that remain in the relatively early stages of development. These companies have not sold securities publicly and have, instead, elected to remain privately held as they focus on building their enterprises. ICG’s partner companies generally do not publicly disclose their financial goals or their financial results because they believe that such disclosure would result in substantial competitive harm. In fact, these companies are so concerned about potential harm that could result from such disclosure that they typically condition ICG’s purchase of their securities upon ICG’s commitment to maintain the confidentiality of their financial information.

As disclosed in ICG’s Form 10-K for the year ended December 31, 2008, competition for information technology and Internet products and services is intense, and ICG’s partner companies compete with established information systems and management consulting firms, as well as with traditional distribution channels and other online providers. Many of ICG’s partner companies compete with enterprises that are much larger and, in some cases, publicly traded. Although ICG’s partner companies have very attractive product offerings, they often face the difficulty of competing against larger competitors in their respective marketplaces for customers. These partner companies believe, and ICG agrees, that to disclose a partner company’s financial goals, which would highlight that it is an early stage company with revenues that are relatively small compared to those of its larger competitors, would (1) make it more difficult for that

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July 10, 2009

partner company to attract new customers, who may be inclined to partner with a more established and financially secure competitor, and (2) give existing customers, particularly those existing customers who comprise a significant portion of that partner company’s revenue, significantly enhanced leverage with respect to price negotiations and other commercial arrangements.

ICG’s partner companies also compete with companies with comparable levels of revenues. If ICG were required to disclose its partner companies’ revenue and EBITDA goals, these competitors would also receive a competitive advantage over our partner companies because the scope of their operations would remain confidential while that of our partner companies would be subject to public scrutiny, including analysis by existing and prospective customers and competitors.

Public disclosure of ICG’s partner companies’ target revenues and EBITDA goals also could provide their competitors with insight into the pricing strategy and margins of these companies. This knowledge could allow these competitors to lower their prices to undercut the prices of ICG’s partner companies or to otherwise adjust pricing or other terms to more effectively compete with ICG’s partner companies, which would result in competitive harm.

Additionally, ICG and its partner companies could be competitively harmed if ICG publicly disclosed that partner companies did not achieve ICG’s stated financial goals. Such partner company-specific revenue and EBITDA goals are tied to financial plans that ICG’s management and Compensation Committee view as aspirational and, therefore, not intended to be used as a proxy for judging the success or failure of the partner company. The rationale for establishing challenging goals is to motivate ICG’s management and the management of ICG’s partner companies to achieve results that will benefit ICG’s stockholders. Historically, ICG has established aggressive targets based on its understanding that these targets would not be subject to public scrutiny. If partner company-specific financial goals are publicly disclosed, analysts and stockholders might view these goals as implied guidance, and the failure of its partner companies to meet these goals could have an immediate negative impact on ICG’s stock price. Moreover, ICG is concerned that if its partner companies fail to achieve these goals, the competitors of our partner companies could seize upon such failure and communicate to the existing and potential customers and business associates of these partner companies that the partner companies are not succeeding and that customers and other parties should seek alternatives with more financially secure players in their respective industries. These communications could cause substantial competitive harm, particularly if the public perception of failure is erroneous or misleading due to the fact that the missed goals represent ICG’s financial aspirations rather than a partner company’s reasonable expectations. Public perceptions of failure could also have a negative impact on our partner companies in terms of their ability to attract and retain top talent, which could significantly impede their ability to compete.

United States Securities and Exchange Commission

July 10, 2009

A requirement that ICG disclose the revenue and EBITDA targets of its partner companies individually could also materially affect ICG’s ability to compete for new acquisition opportunities. A key aspect of ICG’s business model is that ICG continuously acquire stakes in new partner companies. As it seeks to acquire these stakes, ICG often faces strong competition from venture capital and private equity firms that are not under obligations to publicly disclose the prospective partner company’s financial information going forward. As ICG negotiates with the management and existing stakeholders of potential acquisition targets, these parties are often concerned about the level of public disclosure that will be required regarding their company if ICG becomes an equity holder. Management and other equity holders of a prospective partner company are reluctant to sell securities to ICG if they believe that their financial targets and performance would be publicly disclosed. If ICG is required to disclose the financial metrics of its partner companies in a public filing, target companies may choose to sell securities to other firms rather than ICG, thus impeding ICG’s strategy to effectively deploy capital by acquiring interests in new partner companies. If ICG is unable to acquire such additional interests because of acquisition targets’ concerns about disclosure of their financial targets, its business would be adversely impacted.

Because of the significant risk of competitive harm associated with the disclosure of partner company-specific revenue and EBITDA targets, it is possible that ICG’s Compensation Committee would restructure ICG’s annual bonus program if public disclosure of partner company financial targets were required. Such restructuring could result in the adoption of plans that are less aggressive due to concerns regarding implications associated with ICG’s partner companies’ failure to achieve aggressive, publicly disclosed targets. Adopting less challenging partner company goals would not address all of ICG’s or its partner companies’ concerns about competitive harm but would address ICG’s concerns about creating implied guidance and/or negative public perception in the event that the goals are not met. In doing so, the revised plans would limit ICG’s ability to motivate its and its partner companies’ management for the benefit of ICG’s stockholders.

In addition to causing substantial competitive harm to ICG and its partner companies, ICG believes that disclosure of partner company-specific quantitative goals would not be material to understanding ICG’s executive compensation. Of note, the Instructions to Item 402(b) of Regulation S-K provide in part that “[t]he Compensation Disclosure and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”

ICG provides aggregate revenue and aggregate EBITDA information with respect to the partner companies in its core segment. ICG provides these non-GAAP financial measures to its stockholders on a quarterly basis in connection with its earnings call and reconciles these measures to the nearest comparable GAAP measures. Additionally, ICG typically provides guidance on the annual aggregate revenue growth of its core partner companies. This method of presenting aggregate results has been well received and ICG believes is, in large part, how the public measures its success and progress. Because ICG presents its partner company results on an aggregate basis, it believes that providing partner company-specific goals solely with respect to bonus targets would not provide materially useful information to our stockholders, analysts and other constituencies and could, in fact, confuse these constituencies.

United States Securities and Exchange Commission

July 10, 2009

For the reasons set forth above, we believe that ICG and its partner companies would face substantial competitive harm if the disclosure of partner company-specific revenue and EBITDA information were required and that the disclosure of such information would not add meaningfully to the mix of information already provided to investors. Accordingly, we respectfully believe that it is appropriate for ICG to refrain from including partner company-specific revenue and EBITDA performance targets in future proxy statements.

ICG hereby acknowledges that:

—	ICG is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

—	ICG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 610-787-6870.

Sincerely,

/s/ R. Kirk Morgan

R. Kirk Morgan Chief Financial Officer